Exhibit 99.1

JOINT FILING AGREEMENT

The undersigned hereby agree that the Statement on Schedule 13D, with respect to the shares of Common Stock, par value $.001 per share, of National Research Corporation, and any further amendments thereto executed by each and any of us shall be filed on behalf of each of us pursuant to and in accordance with the provisions of Rule 13d-1(k)(1) under the Securities Exchange Act of 1934, as amended, and further agree that this Joint Filing Agreement be included as an exhibit to such joint filing.

This Agreement may be executed simultaneously in any number of counterparts, all of which together shall constitute one and the same instrument.

Date: March 18, 2021

COMMON PROPERTY TRUST

By:	/s/ Thomas Richardson
Thomas Richardson, Trustee

COMMON PROPERTY TRUST LLC

By:	/s/ Thomas Richardson
Thomas Richardson, Manager

/s/ Thomas Richardson
Thomas Richardson, as Trustee of Common Property Trust and Manager of Common Property Trust LLC

Back to Schedule 13D